EXHIBIT 12


                            Jewelcor Management, Inc.
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702




                                        September 15, 2004




Lissa Goldenstein
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Ms. Goldenstein:

      In our recent telephone conversation you said that you had previously offered me a seat on the Company's Board of Directors. As I said, I did not recall receiving such an offer, but I have now reflected on the matter and I am prepared to accept a seat on the Board.

      I look forward to an opportunity to work productively with the members of the Board to further the best interests of the Company and its shareholders.

                                    Sincerely,


                                    /s/ Seymour Holtzman
                                    -------------------------
                                    Seymour Holtzman